Mail Stop 3561

April 3, 2009

SeaOspa, Inc.
3 Hahistadrut St., Suite #6
Kiryat Yam, Israel 29056
Attention: Yakov Terner, Principal Executive Officer

>   **Re: SeaOspa, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 24, 2009**
>   **File No. 333-157175**

Dear Mr. Terner:

        We have reviewed your amendment and your letter dated March 23, 2009, and we have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 13

1. We note that, for the most part, you have corrected the number of your common shares currently outstanding, as well as revised the number of your common shares being offered by the registration statement. However, please note that the number of your common shares currently outstanding and held by the selling stockholders remains incorrect at the end of the table of selling stockholders. Also, the last column should reflect the percentage of shares that will continue to be held by those selling stockholders who have reduced the amount of shares they are offering for resale. Please revise accordingly.

Undertakings, page II-3

2. Please revise to include the second sentence of the undertaking contained in Item 512(a)(1)(ii) of Regulation S-K.

3. We note that you have not added the undertaking required by Item 512(a)(6) of Regulation S-K, as previously requested in comment 3 of our letter dated March 6, 2009. We are, therefore, re-issuing that comment.

*   *   *

Mr. Yakov Terner
SeaOspa, Inc.
April 3, 2009
Page 2

        You may contact Mara Ransom, Legal Branch Chief, at (202) 551-3264, Lilyanna
L. Peyser, Attorney-Adviser, at (202) 551-3222 or me at (202) 551-3725 with any other
questions.

                                Sincerely,

                                H. Christopher Owings
                                Assistant Director